U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Walker,  Jeffrey  C.
   (Last)  (First)  (Middle)

   c/o Chase Capital Partners
   380 Madison Avenue, 12th Floor
   (Street)

   New York   NY     10017
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Guitar Center, Inc. ("GTRC")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   June 1999

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                   3/19/97       C            3,298,680.40   A     0          4,589,164          I        See Note 2
(see Note 1 below)                                                                                                    below

Common Stock                   6/15/99                       25,000      A     9.8125     5,108,074          I        See Note 2
                                                                                                                      below

Common Stock                   6/15/99                      474,000      A     9.6250     5,108,074          I        See Note 2
                                                                                                                      below

Common Stock                   6/15/99                        6,000      A     9.7500     5,108,074          I        See Note 2
                                                                                                                      below

Common Stock                   6/16/99                       13,910      A     9.6230     5,108,074          I        See Note 2
                                                                                                                      below

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

8% Junior Preferred Stock                  $6.67        3/19/97      C                            494,802       N/A         N/A
(see Note 1 below)

Stock Option (obligation to sell)          $4.33       12/30/96      S                            207,899       Immed.      12/30/01
(see Note 3 below)

Stock Option (right to purchase)            $28.5625    5/6/98        A              1,667                       5/6/99      5/6/08

Stock Option (right to purchase)            $28.5625    5/6/98        A             1,666                       5/6/00      5/6/08

Stock Option (right to purchase)            $28.5625    5/6/98        A              1,668                       5/6/01      5/6/08

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

8% Junior Preferred Stock      Common Stock               3,298,680.40                       0              I        See explanatory
(see Note 1 below)                                                                                                   Note 2 below

Stock Option (obligation       Common Stock                 207,899                          0              I        See explanatory
to sell)                                                                                                             Note 2 below
(see Note 3 below)

Stock Option (rigt to          Common Stock                   1,667                          0              D        See explanatory
purchase)                                                                                                            Note 4 below

Stock Option (rigt to          Common Stock                   1,667                          0              D        See explanatory
purchase)                                                                                                            Note 4 below

Stock Option (rigt to          Common Stock                   1,666                          0              D        See explanatory
purchase)                                                                                                            Note 4 below





/s/ Jeffrey C. Walker                             July 9, 1999
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

Explanation of Responses:

Note 1. The amount of securities listed in the first row of Table I reflect the beneficial ownership of the Issuer's securities owned by Chase Venture Capital Associates, L.P. ("CVCA") and gives effect to the mandatory conversion of all outstanding shares of Guitar Center, Inc. (the "Company") 8% Junior Preferred Stock, $.01 par value per share ("Preferred Stock"), in connection with an initial public offering and in accordance with the terms of the Company's Certificate of Incorporation. Pursuant to such mandatory conversion, each share of Preferred Stock was converted to 6.667 shares of the Issuer's Common Stock, par value $.01 per share.
Note 2. The amounts shown in (x) rows 1 of Table I and Table II represents the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, L.P. ("CVCA") and (y) columns 2 through 4 of Table I represents the beneficial ownership of the Issuer's equity securities by Chase Equity Associates, L.P. ("CEA"), a portion of such beneficial ownership may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the sole general partner of CVCA and CEA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA's and CEA's internal rate of return and vesting of interests.
Note 3. CVCA has granted to certain members of the Issuer's management an option to purchase Common Stock.
Note 4. The Stock Options were granted to the Reporting Person as director compensation, who is obligated to transfer any shares issued under the Stock Options to CVCA.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).